Goldman, Sachs & Co.

200 West Street

New York, NY 10282

Jefferies LLC

520 Madison Avenue

New York, NY 10022

February 8, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Tara Keating Brooks

Re:                             AVEXIS, INC.

Registration Statement on Form S-1 (File No. 333-209019)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join AveXis, Inc. (the “Company”) in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on February 10, 2016 or as soon as possible thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated February 1, 2016 through the date hereof:

Preliminary Prospectus dated February 1, 2016

3,461 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned further advise you that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-described offering.

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Very truly yours,

GOLDMAN, SACHS & CO.
JEFFERIES LLC

As Representative of the several Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
Name:	Matt Leavitt
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Ashley Delp Walker
Name:	Ashley Delp Walker
Title:	Managing Director

[Signature Page to Acceleration Request]